9-28-2004

SECURI[illegible] 04013441 [illegible]ISSION
Washington, D.C. [illegible]

RECEIVED SEP 27 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 185

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 18390

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/28/03 (MM/DD/YY) AND ENDING 07/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Reinekers Lane, Suite 270
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dembo, Jones, Healy, Pennington & Marshall, P.C.
(Name – *if individual, state last, first, middle name*)

6010 Executive Boulevard	Rockville	Maryland	20852
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc., as of July 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires November 30, 2007
ANNE S. MASON MONTAGUE BAVIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Footnotes

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Statement of Cash Flows

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc., as of July 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Footnotes

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Statement of Cash Flows

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Report of Independent Auditors

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statement of financial condition of **First Georgetown Securities, Inc.** as of **July 30, 2004** and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Georgetown Securities, Inc.** as of **July 30, 2004** and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 3, 4, 6, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 2, 2004

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER First Georgetown Securities, Inc. [13]	SEC FILE NO. 8-18390 [14] FIRM ID. NO. 5871 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 225 Reinekers Lane [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 07/28/2003 [24]
Alexandria [21] (City) VA [22] (State) 22314 [23] (Zip Code)	AND ENDING (MM/DD/YY) 07/30/2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Robert T. Mann, President [30]	(Area Code)—Telephone No. (703) 519-7700 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

9B-005871-C IIA
FIRST GEORGETOWN SECURITIES,
INC.
ROBERT T. MANN
1015 15TH ST NW #625
WASHINGTON DC 20005

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of Sept. ~~19~~ 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Dembo, Jones, Healy, Pennington & Marshall, P.C. [70]

ADDRESS

Number and Street	City	State	Zip Code
6010 Executive Boulevard, Suite 900, [71]	Rockville [72]	Maryland [73]	20852 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/30/2004 [99]
SEC FILE NO. 8-18390 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 442	200			$ 442	750
2. Receivables from brokers or dealers:						
A. Clearance account	289,536	295				
B. Other	0	300	$ 1,457	550	290,993	810
3. Receivables from non-customers	0	355	6,186	600	6,186	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	7	424				
E. Spot commodities	0	430			7	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	13,350	680	13,350	920
11. Other assets	0	535	11,477	735	11,477	930
12. TOTAL ASSETS	$ 289,985	540	$ 32,470	740	$ 322,455	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/30/2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	▼13 $ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account	0	1114	0	1315	0	1560
B. Other ▼10	0	1115	0	1305	0	1540
15. Payable to non-customers	0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	96,975	1205	0	1385	96,975	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	▼12 0	1390	▼14 0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			0	1400	0	1710
1. from outsiders ▼9 $ 0 [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value:			0	1410	0	1720
from outsiders $ 0 [990]						
C. Pursuant to secured demand note collateral agreements:			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 96,975	1230	$ 0	1450	$ 96,975	1760

Ownership Equity

21. Sole proprietorship		▼15 $ 0	1770
22. Partnership (limited partners ▼11 $ 0 [1020])		0	1780
23. Corporation:			
A. Preferred stock		0	1791
B. Common stock		250	1792
C. Additional paid-in capital		546,667	1793
D. Retained earnings		(321,437)	1794
E. Total		225,480	1795
F. Less capital stock in treasury		▼16 (0)	1796
24. TOTAL OWNERSHIP EQUITY		$ 225,480	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 322,455	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/30/2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	225,480	3480
2.	Deduct ownership equity not allowable for Net Capital [19]				(0)	3490
3.	Total ownership equity qualified for Net Capital				225,480	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0	3520
	B. Other (deductions) or allowable credits (List)				0	3525
5.	Total capital and allowable subordinated liabilities			$	225,480	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 32,470	3540			
	B. Secured demand note deficiency	0	3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges	0	3600			
	D. Other deductions and/or charges	0	3610		(32,470)	3620
7.	Other additions and/or allowable credits (List)				0	3630
8.	Net capital before haircuts on securities positions [20]			$	193,010	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$ 0	3660			
	B. Subordinated securities borrowings	0	3670			
	C. Trading and investment securities:					
	1. Exempted securities [18]	0	3735			
	2. Debt securities	0	3733			
	3. Options	0	3730			
	4. Other securities	3	3734			
	D. Undue Concentration	0	3650			
	E. Other (List)	0	3736		(3)	3740
10.	Net Capital			$	193,007	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/30/2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	6,465	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	93,007	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▼ 22 $	183,309	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	96,975	3790
17. Add:						
A. Drafts for immediate credit	▼ 21 $	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
19. Total aggregate indebtedness				$	96,975	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	50	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼ 23 $	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc.

For the period (MMDDYY) from 07/28/2003 [3932] to 07/30/2004 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	281,062	3935
b. Commissions on listed option transactions		154,613	3938
c. All other securities commissions		329,479	3939
d. Total securities commissions		765,154	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		26,644	3949
c. Total gain (loss)		26,644	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		49,988	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		9,338	3975
8. Other revenue		344,270	3995
9. Total revenue	$	1,195,394	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	264,606	4120
11. Other employee compensation and benefits		359,520	4115
12. Commissions paid to other broker-dealers		288,936	4140
13. Interest expense		63	4075
a. Includes interest on accounts subject to subordination agreements 0 [4070]			
14. Regulatory fees and expenses		11,546	4195
15. Other expenses		266,580	4100
16. Total expenses	$	1,191,251	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$	4,143	4210
18. Provision for Federal Income taxes (for parent only)		5,586	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		0	4222
a. After Federal income taxes of 0 [4238]			
20. Extraordinary gains (losses)		0	4224
a. After Federal income taxes of 0 [4239]			
21. Cumulative effect of changes in accounting principles		0	4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(1,443)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(7,693)	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc.

For the period (MMDDYY) from 07/28 /2003 to 07/30 /2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 226,923	4240
A. Net income (loss)			(1,443)	4250
B. Additions (Includes non-conforming capital of	$ 0	4262)	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272)	0	4270
2. Balance, end of period (From item 1800)			$ 225,480	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. **as of** 07/30/2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm National Financial Services LL 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

FIRST GEORGETOWN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
July 30, 2004 and July 25, 2003

	2004	2003
Cash flow from operating activities:		
Net loss	$ (1,443)	$ (11,025)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and amortization	5,436	6,667
Deferred taxes	(502)	(688)
(Increase) decrease in		
Accounts receivable-brokers and dealers	(41,701)	3,689
Trading securities owned, at market value	(7)	-
Employee advances	3,071	(98)
Prepaid expenses	613	(1,430)
Increase (decrease) in:		
Accounts payable	(11,507)	1,070
Accrued payroll and commissions	1,448	1,554
Retirement plan contribution payable	49,910	-
Accrued vacations	(2,124)	(1,146)
Payroll taxes withheld and accrued	(5,516)	1,701
Income taxes payable	3,638	600
Net cash provided by operating activities	1,316	894
Cash flows from investing activities:		
Purchase of office equipment	(2,986)	(1,911)
Net cash used in investing activities	(2,986)	(1,911)
Net decrease in cash	(1,670)	(1,017)
Cash and cash equivalents at beginning of the year	$ 2,412	$ 3,429
Cash and cash equivalents at end of the year	742	2,412
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	63	74
Income taxes	2,470	1,112

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

First Georgetown Securities, Incorporated (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the National Association of Security Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. All customer brokerage accounts are maintained by National Financial Services LLC, a wholly owned subsidiary of Fidelity Investments Company.

Cash and Cash Equivalents

The Company considers all demand deposit accounts to be cash equivalents.

Accounts Receivable – Brokers and Dealers

Accounts receivable – brokers and dealers represent receivables due from the clearing broker, National Financial Services LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts is not considered necessary.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Depreciation Methods

Depreciation and amortization are provided on a straight-line basis using estimated useful lives of five to eight years for furniture and fixtures, and the remaining lease term for leasehold improvements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies - Derivatives

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as part of commissions revenue. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.

Note 2. Fiscal Year End

The Company's fiscal year ends on the last Friday of July.

Note 3. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company's required ratio of "aggregate indebtedness", as defined, to "net capital", as defined, may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition the Company must maintain a minimum net capital of $ 100,000. On July 30, 2004 and July 25, 2003, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $ 193,007 and $ 189,623 respectively and the ratios of aggregate indebtedness to net capital were 0.50 to 1 and 0.33 to 1, respectively.

Note 4. Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Note 5. Lease Commitments

The Corporation leases office space and three automobiles under operating leases that have remaining lease terms in excess of one year as of July 30, 2004.

The minimum rental commitments under these leases as of July 30, 2004 are as follows:

Fiscal Year Ending:	
July 2005	$ 78,255
July 2006	66,083
July 2007	58,586
July 2008	60,343
July 2009	15,196
	$ 278,463

Total rental expense for automobile and office space lease was $ 70,902 and $ 72,831 for the years ended July 30, 2004 and July 25, 2003, respectively.

FIRST GEORGETOWN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
July 30, 2004 and July 25, 2003

Note 6. Retained Deficit

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was First Georgetown Securities, Inc. As a result of this merger a deficit was created in the stockholders' equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

Note 7. Advertising Expense

The Company's policy is to expense advertising costs as incurred. Advertising expense was $ 4,476 and $ 15,434 for the years ended July 30, 2004 and July 25, 2003.

Note 8. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to the lesser of $ 40,000 or 25% of employees' eligible compensation. For the years ended July 30, 2004 and July 25, 2003, the Company elected to make a contribution of $ 66,410 and $ 0, respectively.

DJHPM
Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Independent Auditor's Report On Internal Control

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of **First Georgetown Securities, Inc.** (the Company) for the year ended **July 30, 2004**, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **First Georgetown Securities, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5)(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because **First Georgetown Securities, Inc.** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by **First Georgetown Securities, Inc.** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of **First Georgetown Securities, Inc.** were adequate at **July 30, 2004**, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 2, 2004

DJHPM
Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

The Board of Directors
First Georgetown Securities, Inc.

We have audited the financial statements of **First Georgetown Securities, Inc.** as of **July 30, 2004** and have issued our report thereon dated September 2, 2004. Pursuant to rule 17a-5(d)(4) of the Securities and Exchange Act of 1934, we reviewed the Computation of Net Capital under Rule 15c3-1. No material differences exist between the preliminary net capital, as filed August 19, 2004 and the audited net capital contained herewith.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 2, 2004

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MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS